SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR'S NEW IFE SYSTEM WOWS SHAREHOLDERS AT AGM

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 23rd September 2004) presented its new high technology in-flight entertainment system (IFE) to Shareholders at the Company's Annual General Meeting.

Ryanair is the first low fares airline in the world, and the first European airline to introduce the advanced IFE for all passengers. IFE will be available initially on five aircraft operating from Ryanair's biggest base at London Stansted airport from 1st November 2004, and will be gradually rolled out over all 82 aircraft during the winter.

Speaking at today's AGM, Ryanair's CEO, Michael O'Leary, said:

        "We showed our new IFE to Shareholders this morning and they loved it. In-flight entertainment is another world first from Ryanair, which will further enhance Ryanair's No.1 customer service. Nobody beats Ryanair's low prices, nobody beats our punctuality and now nobody beats our in-flight entertainment either!

RYANAIR'S CUSTOMER SERVICE WHICH INCLUDES:

      + -Lowest air fares in Europe

      + -High frequency schedules

      + -No overbookings

      + -Brand new Boeing aircraft

      + -All leather seats

      + -New technology in-flight entertainment

      + -No.1 on-time major airline

      + -Fewest cancellations

      + -Fewest lost bags

      + -Fewest complaints

Ends.                          Thursday, 23rd September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director